

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, AZ 85004

> **Re: Gulf Coast Ultra Deep Royalty Trust**
> **Registration Statement on Form S-4**
> **Filed December 28, 2012**
> **File No. 333-185742**

Dear Mr. Currault:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note your disclosure that the Royalty Trust was created pursuant to a trust agreement entered into on December 18, 2012 between FCX, as depositor, Wilmington Trust, National Association, as Delaware trustee, and certain officers of FCX, as regular trustees. Furthermore, we note that FCX agreed to cause MMR to convey the subject interests to the Royalty Trust. As a result, it appears that FCX and MMR would be deemed to be co-issuers in this offering. See Securities Act Section 2(a)(4). Please revise the filing to reflect the status of FCX and MMR as co-issuers.

2.   In each location in the proxy statement/prospectus where you discuss the merger consideration and specifically reference the royalty units to be issued in the proposed merger, clearly state that there is no production on the properties held through the Royalty Trust and there are no reserves classified as proved, probable or possible associated with the subject interests or the Royalty Trust units.

Letter to Shareholders

3.   We note your disclosure in the letter to shareholders that you expect the Royalty Trust units to be traded on a nationally recognized securities exchange. We also note your disclosure at page 7 that it is a condition to closing that the Royalty Trust units have been authorized for listing on the New York Stock Exchange or NASDAQ. Please disclose this in the letter to shareholders. In addition, please include updated disclosure, and advise us regarding the status of your application to list on the New York Stock Exchange or NASDAQ.

4.   Please disclose in the letter to shareholders, or provide a cross-reference to the disclosure in the proxy statement/prospectus to, the interests of MMR officers and directors in the merger.

Questions and Answers About the MMR Special Meeting, page ii

5.   Please revise to clarify in this section the practical effect of the proposed amendment to the certificate of incorporation of MMR to exclude FCX from the definition of "Interested Stockholder."

6.   We note the description of the royalty interests on page 112. However, the concept of an "overriding interest" should be briefly and clearly explained in this section or in the Summary that follows.

What consideration will MMR stockholders receive if the merger is completed…, page vi

7.   We note your references to the "gross royalty interest." Please revise to clarify what items will be deducted in determining the net interest to the unit holders.

8.   Please revise to disclose in this section the material terms regarding the duration of the Royalty Trust, and disclose the material terms regarding FCX's call option.

9.   Please revise to clarify in this section whether Royalty Trust units will be distributed to FCX, PXP or their affiliates in connection with this transaction. Please also identify any significant unit holders in the Royalty Trust immediately after the merger.

Summary, page 1

10.   For investor clarity, please include a chart that identifies each officer or director of MMR that also serves as an officer or director of FCX or PXP, and that identifies the role(s) of such individual at each such company.

Interests of MMR Directors and Executive Officers in the Merger, page 3

11.   Expand to address the potential conflicts of interests faced by other filing persons and their affiliates as a result of their relationships with and ownership in MMR. Consider adding a separate summary section to address and describe or expand this section to do so.

12.   We note your disclosure that all outstanding options and restricted stock units held by non-employee directors of MMR will vest in connection with the completion of the merger. Please revise to quantify such benefit for each such non-employee director, and note which such directors served on the MMR special committee.

13.   We note your disclosure that certain MMR directors own significant amounts of MMR common stock. Please revise to quantify for each such director the consideration that he will receive in connection with this transaction.

Historical Financial Data of the Royalty Trust, page 12

14.   Please provide a pro forma statement of assets, liabilities and trust corpus to reflect the conveyance of the royalty interests to the Royalty Trust. In addition, provide us an analysis of the facts and accounting literature considered in your determination of the amount recorded. As part of your analysis, please address the party that is considered the transferor for accounting purposes, whether the conveyance is considered nonmonetary, whether the royalty interests should be recorded at fair value or book value, and any other aspects of the accounting considered pertinent.

Special Factors, page 14

Background of the Merger, page 14

15.   Refer to the following sentence on page 15: "James R. Moffett, FCX's Chairman and MMR's Co-Chairman and Chief Executive Officer, and James C. Flores, PXP's Chairman and Chief Executive Officer, have periodically discussed the long-term strategic goals and objectives of each of FCX, MMR and PXP, including with respect to each of FCX's and PXP's investment in MMR's securities." Please revise your disclosure to clarify how long and in what capacities Mr. Moffett and Mr. Flores have been periodically engaging in such discussions.

16. We note your references throughout this section to PXP's interest in MMR. Please disclose in greater detail the plans, proposals and negotiations between PXP and MMR. See Item 1006(c) of Regulation M-A. Also disclose whether the MMR special committee or board contemplated a strategic transaction with PXP in lieu of the proposed merger with FCX. If so, please disclose why such transaction was not pursued.

17. Please revise this section to disclose how, when and by whom the following terms were negotiated and determined:

- the termination fees;

- the subject interests for the Royalty Trust; and

- the definition of "intervening events" with respect to the MMR board's ability to change its recommendation.

18. For each of MMR and FCX, please state the reasons for the structure of the transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

19. Please identify "the FCX and MMR directors" referenced in the last paragraph on page 15 unless such reference is to all directors of FCX and MMR. If the reference is to all directors of FCX and MMR, please so state.

20. We note your disclosure at page 16 that the MMR board of directors determined on May 24, 2012 that it would be in the best interests of MMR and its shareholders to establish a special committee of directors comprised of two of the three independent directors of MMR. Please disclose why the third independent director was not appointed to the special committee.

21. Please revise to provide more detail regarding the six-month standstill provisions that were included in the confidentiality agreements executed by MMR on July 11, and July 16, 2012.

22. Please revise to provide more detail regarding the discussions from August 2012 through October 20, 2012 among the MMR special committee, Weil and Evercore with respect to developments regarding MMR's Davy Jones No. 1 prospect and PXP's recent acquisition of certain deep-water Gulf of Mexico assets.

23. Please revise to clarify why Mr. Moffett and three MMR geologists met with PXP representatives on August 14, 2012 to discuss PXP's Gulf of Mexico exploration properties.

24.   We note your disclosure that Mr. Moffett attended a portion of certain FCX special committee meetings for the purpose of discussing "issues related to the potential transaction." Please revise to briefly describe such issues.

25.   We note your disclosure regarding the deliberations by the MMR special committee on November 9, 2012 regarding the proposal by the FCX special committee with respect to the consideration to be offered to the MMR shareholders. Please describe whether the MMR special committee considered proposing that the MMR shareholders receive securities of FCX as part of the consideration. If so, please disclose why they determined not to pursue such alternative.

26.   Refer to the following sentence on page 19: "The MMR special committee, Evercore and Weil also discussed the feasibility of MMR remaining independent given the strong likelihood that MMR would need to raise additional cash to fund future capital expenditures as soon as the end of the first quarter of 2013. The MMR special committee, Evercore and Weil agreed that, given MMR's financing and standalone risks, the MMR special committee should consider entering into a potential transaction with FCX." Please expand your disclosure to provide more detail regarding such financing and standalone risks. As an example only, please quantify the amount of additional capital MMR needed so that investors can more fully evaluate the financing and standalone risks considered.

27.   Refer to the following sentence on page 20: "Based on discussions with the advisors regarding MMR and the market, the MMR special committee and Evercore identified two large oil and gas companies, referred to as Party A and Party B, that might be interested in a transaction with MMR." Please describe how Evercore selected these companies.

28.   We note your disclosure regarding the proposals between the parties regarding the option of MMR shareholders to elect to increase the number of units they would receive for each share of MMR common stock, with a decrease in the cash component of their consideration. However, we note that this is not a component of the consideration being offered to the MMR shareholders. Please revise to clarify why, when and by whom it was determined not to include this option for MMR shareholders.

29.   Refer to the following sentence on page 21: "After discussion, the MMR special committee authorized Evercore to respond to Credit Suisse on the terms of the royalty trust units by proposing, among other things, a 25-year term and a $12 call price after the expiration of a five-year no call period." Please discuss in greater detail the reasons for the committee's determination.

30.   Please provide more detail regarding the items discussed at the November 26, 2012 meeting of Evercore and Weil with Messrs. Moffett and Adkerson, and the MMR special committee.

31.   Please briefly describe the information conveyed by MMR in its November 26, 2012 press release.

32.   We note your disclosure at page 23 that at the December 2, 2012 meeting, Evercore reviewed and discussed with the MMR special committee available alternatives outside of the proposed merger, including the implications of continuing as a standalone entity. Please describe in more detail such "available alternatives" and the "implications of continuing as a standalone entity" discussed, as well as how such items impacted the MMR special committee's determination to not require a superior proposal termination right.

33.   Please revise to provide more detail regarding the discussions held on December 3, 2012 by the FCX special committee and Messrs. Moffett, Adkerson and Flores regarding the roles that each of them would play in the combined company after the transaction.

34.   We note your disclosure that on December 4, 2012 the MMR special committee discussed the risks and benefits of not being able to terminate the merger agreement in response to a superior proposal. Please revise to briefly describe such risks and benefits discussed.

35.   We note that certain directors recused themselves from the vote for approval of the transaction by the boards of directors of FCX and MMR. Please indicate, if known, the reasons for such recusal.

MMR's Reasons for the Merger…, page 26

36.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in assessing the fairness of the consideration in a proposed going-private transaction. To the extent that any factor is not relevant here, was not considered by the filing persons, or was considered but given little weight, that may itself be an important part of the decision-making process that should be described for shareholders. As to each of the Instruction 2 factors not already addressed, please describe whether and how MMR considered each in reaching its fairness determination. To the extent a particular factor was not considered or was considered but given little weight, please explain why. Do the same for each additional filing person on the Schedule 13E-3 (including those you add as a result of our comments) in an appropriate part of the proxy statement/prospectus.

37.   For each filing person on the Schedule 13E-3 including any filers you add as a result of these comments, please address how each considered the conflicts of interests arising as a result of the affiliation between the parties to the merger as well as PXP in addressing the procedural and substantive fairness of the proposed merger.

38.   Please describe the "other measures to create value and the risks associated with executing such strategic alternatives" which caused the parties to favor the proposed transaction. See Item 1013(b) and (c) of Regulation M-A.

39.   Please describe the "various strategic alternatives available to MMR" that the special committee and board considered, and clarify why such alternatives were rejected. See Item 1013(b) and (c) of Regulation M-A.

Position of FCX as to the Fairness of the Merger and Purpose of the Merger, page 28

40.   Revise the caption of this subsection to reflect the fact that it address the positions of Merger Sub and FCX Preferred as well as FCX.

41.   For FCX and any additional filing persons you may add on the Schedule 13E-3 as a result of our comments, please describe the effects of the merger on such persons. See Item 1013 of Regulation M-A and, in particular, Instruction 3 to that Item.

42.   We note that the selected transactions analyses by FCX and MMR's respective fairness advisors differed. That is, the Evercore analysis suggested a lower implied per share range than did the Credit Suisse analysis. In this section and the section discussing the analysis of MMR with respect to the fairness of the proposed merger, describe how each filing person considered this in arriving at its fairness determination.

43.   See our last comment above. Similarly, as to the different values attributed to the value of the Royalty Trust units in the Credit Suisse presentation materials of December 3, 2012 and the Evercore presentation materials of December 4, 2012, explain how this was considered by each filing person on the Schedule 13E-3 in assessing the fairness of this going-private transaction.

44.   Refer to the first paragraph of this section, where FCX, Merger Sub and FCX Preferred state that the merger is fair based in part on a reference to the factors considered by the MMR Board and listed in the section beginning on page 26. FCX, Merger Sub and FCX Preferred must describe how they considered and analyzed those factors, or alternatively must adopt the analysis of MMR as described the referenced section. Please revise.

45.   We note your statement that neither FCX, Merger Sub nor FCX Preferred participated in the deliberations of MMR's special committee or board of directors regarding, or received advice from MMR's legal advisors or financial advisors as to, the fairness of the proposed merger. Such statement does not appear to take into account the overlaps between the officers and directors of FCX and MMR. Please revise.

46.   We note your disclosure at page 29 that FCX, Merger Sub and FCX Preferred believe that the merger is procedurally fair to the unaffiliated shareholders of FCX. However, the

factors described appear to relate to the fairness of the transaction to the shareholders of MMR. Please advise or revise.

Certain Information Prepared by the Management of MMR, page 31

47.   Please confirm that the projected data that appears in this section reflects all of the non-public financial forecasts and figures provided to the named financial advisors by MMR. As an example only, the current disclosure references information about "unrisked resource potential" but it is not clear that such information is presented in this section. Please revise or advise.

48.   Please disclose all material assumptions used in the model estimates described in the first chart on page 31. In addition, disclose the material limitations on such assumptions.

49.   Under the subheading "Ultra Deep Drilling and Development activities," you present only what you describe as a "base case" for future ultra-deep well drilling. Revise to provide several alternate case scenarios, to the extent that these additional projections were provided to the financial advisors.

50.   Please disclose the NYMEX forward curve pricing as of October 26, 2012 that was used in the model results provided in the second chart on page 31.

51.   We note the disclaimer in the last paragraph of this section on page 32, to the effect that you do not intend to revise the MMR models even if any or all of the underlying assumptions are no longer appropriate due to future developments. Please revise to note that you will update the disclosure concerning the assumptions themselves however, if information becomes available indicating that such assumptions are no longer valid.

52.   Please provide us with the petroleum engineering/geological reports you used as the basis for the disclosure of: "Internal estimates of production volumes and revenues based on production from existing fields"; and "Ultra Deep Drilling and Development activities". You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

   a) One-line recaps in spread sheet format for each property sorted by field within each reserve and resource category including the dates of first booking and estimated first production for your proved undeveloped properties;

   b) Total company summary income forecast schedules for each reserve and resource category;

   c) Individual income forecasts the "unrisked resource potential" attributed to all 20 of the Trust's "subject interests";

d) Technical exhibits (e.g. narratives with maps, well log interpretations, volumetric calculations, analogy well performance) for each of the three largest volumes of unrisked resource potential you have attributed to the subject interests.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Opinion of Financial Advisor to the MMR Special Committee, page 33

53. Please briefly explain the concepts of "unrisked resource potential," developing "risking assumptions," and "risked resources."

54. Please expand your disclosure regarding the selection of the peer group companies and Cobalt International Energy, Inc. for the peer group trading analysis. For example, please disclose why Evercore deemed them to be comparable. Please also disclose whether any comparable companies were excluded from the analysis and, if so, the reasons for making such exclusions.

55. We note your disclosure regarding the selection of precedent transactions. Tell us whether any additional transactions fit within these criteria but were not analyzed or were analyzed but not included in the report, and if so, why not. In addition, we note your reference to the selection of transactions "involving companies that Evercore deemed to have certain characteristics that are similar to those of MMR." Please expand your disclosure to briefly disclose such characteristics.

56. Please also identify each of the transactions analyzed, including the parties involved and the dates the transactions were announced.

57. It appears that you have excluded from your discussion the discounted cash flow analysis reflected in the Appendix to Evercore's presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3. Please expand your discussion to include this analysis, or tell us why you determined to exclude it.

58.   Refer to page 1 of Evercore's presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3. Please tell us why you have not disclosed such implied value in the proxy statement/prospectus, or the related analysis by the fairness advisor to calculate such value.

59.   Refer to the disclaimer under "Miscellaneous" on page 40 stating that "the foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore." All material financial analyses performed by the fairness advisor should be described in reasonable detail so as to make the information provided complete. See Item 1015 of Regulation M-A. Please revise here and as appropriate throughout the proxy statement/prospectus.

60.   Please clarify the portion of Evercore's fee that is contingent on successful completion of the transaction. In that regard, we note that the opinion indicates that the advisor will be entitled to receive a success fee if the merger is consummated. In all applicable places in your proxy statement/prospectus, please revise any references to the advisor's fairness opinion and analyses to address this contingent payment.

Opinion of Financial Advisor to the FCX Special Committee, page 41

61.   Prominently disclose in this section and throughout the proxy statement/prospectus, as applicable, that the Credit Suisse fairness opinion is directed to the fairness of the transaction to FCX, rather than to shareholders of MMR. Describe how the two shareholder bases (MMR's shareholders versus FCX's) differ with respect to the fairness of the consideration in the proposed merger.

62.   We note your disclaimer on pages 2 and 42 that your summary of the Credit Suisse opinion is qualified in its entirety by reference to the full text of the opinion. Please revise to remove the implication that the summary is not complete. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. The same comment applies to the disclaimers with respect to the description of the law pertaining to appraisal rights (page 64), the summary of the material terms and provisions of the merger agreement (page 80), the description of the amended and restated trust agreement (page 97), the description of the support agreement (page 101), and the summary of the material differences between the rights of MMR shareholders and beneficiaries under the Royalty Trust (page 120).

Board and Management After the Merger, page 51

63.   Please disclose whether there are any employment arrangements or understandings with respect to the current directors and executive officers of MMR following completion of the merger. For example, we note your disclosure on page 24 that on December 3, 2012, "the FCX special committee held a meeting that Messrs. Moffett, Adkerson and Flores, at

the invitation of the FCX special committee, also attended to discuss the roles that each of them would play in the combined company after a transaction."

Material U.S. Federal Income Tax Consequences of the Merger, page 51

Royalty Trust Units Treated as Mineral Royalty Interests, page 57

64.   We note your disclosure that counsel is unable to express any opinion with respect to the availability or extent of percentage depletion deductions to the Royalty Trust unitholders for any taxable year. Please add related risk factor disclosure.

Legal Proceedings, page 67

65.   Please provide us with a copy of each of the complaints filed in connection with the proposed merger between FCX and MMR, including any amended or consolidated complaints.

66.   Please briefly describe the factual basis alleged to underly the allegations of breach of fiduciary duties by the MMR board in the actions challenging the merger that were filed on behalf of MMR shareholders.

Risk Factors, page 70

The value of the royalty trust units to be received as a portion of the merger consideration is uncertain, page 72

67.   We note your reference to greater risks and costs associated with the exploration and development of the subject interests. Please revise your filing to briefly describe such greater risks and costs. In addition, please discuss such risks in the context of the efforts to date to drill, complete and obtain a measurable flow rate with respect to such interests.

The opinion obtained by the MMR special committee from its financial advisor…, page 71

68.   Refer to the following sentence on page 71: "Changes in MMR's operations, prospects, general market and economic conditions and other factors that may be beyond the control of MMR, and on which the fairness opinions were based, may significantly alter the value of MMR or the prices of shares of MMR common stock by the time the merger is completed." Please revise this risk factor to clarify that because the merger consideration is fixed, MMR shareholders will not realize any increase in the merger consideration if the trading price of MMR common stock increases during the pendency of the transaction.

The Companies, page 78

69.   We note your disclosure that MMR was incorporated under the laws of the State of Delaware in 1998. Please briefly explain the historical link between the companies prior to the incorporation of McMoRan Exploration Co. in 1998, including the spin-off of McMoRan Exploration Co.'s predecessor from FCX in 1994. Also disclose the involvement of Messrs. Moffett and Adkerson in the spin-off.

Cautionary Statement Regarding Forward-Looking Statements, page 77

70.   We note your statement that the risks and uncertainties identified in this proxy statement/prospectus are not intended to represent an exhaustive list of the risks and uncertainties relating to the merger. Please disclose all material risks related to the merger, and remove any implication that you have not done so.

The Merger Agreement, page 80

71.   Please revise to clarify the significance of the items denoted on pages 83 and 84 with an "*." In that regard, it is not clear whether or not those items would be deemed a material adverse effect to the extent having a material disproportionate effect on MMR and its subsidiaries, relative to other similarly situated companies in the industries in which MMR and its subsidiaries operate.

Proposals to Be Considered at the MMR Special Meeting, page 106

The Charter Amendment Proposal (Item 1 on the Proxy Card), page 106

72.   Please revise this section to clarify the purpose and effect of the proposed amendment to the certificate of incorporation of MMR. For instance, describe the purpose and mechanics of Article VII of your charter in order to clarify the context of the amendment proposal. Clarify, if true, that without the amendment the proposed merger would trigger Article VII, and disclose what approval is required for a business combination that does not trigger Article VII.

73.   We note your disclosure regarding the determination of the MMR board of directors "in an attempt to align the interests of the majority of the disinterested stockholders with the requisite vote requirement for the merger." Please revise to clarify what this means.

Description of the Royalty Interests, page 112

74.   Refer to the second paragraph in this section. Revise to more clearly explain the concept of an overriding interest and what rights it does and does not confer on royalty owners. Avoid technical terms (i.e., working interest) or define them in simple language. Also, explain when other working interest owners would have the right to participate in drilling

and other operations on the subject interests and when the overriding interest would not cover resulting production.

Description of the Subject Interests, page 113

75. Please provide the disclosures required by Items 1205, 1206 and 1208 of Regulation S-K.

76. Refer to the following sentence on page 113: "The 5% gross overriding royalty interest in hydrocarbons saved and produced from the subject interests will burden MMR's current leasehold interests associated with such prospects, as well as any leasehold interests associated with such prospects which MMR was in the process of acquiring as of the date of the merger agreement and which are acquired by MMR on or before December 5, 2017." For each of the subject interests, please disclose MMR's current leasehold interest and identify the operator of the underlying property.

77. We note your disclosure that the 5% gross overriding royalty interest "will be proportionately reduced to the extent MMR does not own 100% of the working interest." Please quantify how it will be reduced for each of the current subject interests.

Related Party Transactions, page 118

FCX and PXP 2010 Transactions, page 118

78. Please identify the directors of MMR who were nominated and elected pursuant to the FCX stockholder agreement.

Exhibits

79. Please revise Annex A to include a list briefly identifying the contents of all omitted schedules to the Agreement and Plan of Merger. See Item 601(b)(2) of Regulation S-K.

80. Please re-number the opinion of Weil, Gotshal & Manges LLP regarding tax matters to indicate that it is being filed pursuant to Item 601(b)(8) of Regulation S-K, not Item 601(b)(5).

81. Please file the master conveyance agreement referenced in the Term Sheet for Overriding Royalty Interests that is provided at page A-61.

82. Refer to the following language in Exhibit 99.3: "…we hereby disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933…." Please obtain and file a revised consent that does not include this disclaimer. Please refer to Securities Act Section 7(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Douglas N. Currault II
Gulf Coast Ultra Deep Royalty Trust
January 25, 2013
Page 15

        You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz